Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of tw telecom holdings inc. for the registration of $480,000,000 of 5.375% Senior Notes due 2022 and to the incorporation by reference therein of our reports dated February 21, 2012, with respect to the consolidated financial statements and schedule of tw telecom inc., and the effectiveness of internal control over financial reporting of tw telecom inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

November 29, 2012